EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

September 15th, 2014	Trading Symbols: TSX Venture – CLH US OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL GOLD ANNOUNCES BARRICK CORE DRILL PROGRAM HAS COMPLETED SECOND HOLE AT GOLD RIDGE PROPERTY, NEVADA

Coral Gold Resources Ltd. (CLH:TSX.V, CLHRF:USOTCBB; “Coral” or the “Company”) is pleased to announce that Barrick has completed the second hole of the 2014 diamond core hole drill program on the Gold Ridge property located in Crescent Valley, Nevada. With the second hole now complete, the drill rig has been moved and has started on the third hole. Barrick is targeting Carlin-type mineralization in the lower plate which hosts large mines on the Carlin Gold Belt as well as the nearby Pipeline, Cortez Hills, Gold Acres and Gold Rush projects on the Cortez trend.

The drill program is pursuant to the exploration and option to joint venture agreement between Coral, Barrick Gold Exploration Inc. (“Barrick Gold”) and Barrick Gold Corporation (“Barrick”) announced in the Company’s news release dated March 5th, 2014. In the agreement, Barrick Gold has been granted an option to earn up to an undivided 60% interest on the Company’s Gold Ridge Property in Nevada (consisting of a portion of the Robertson Property) in consideration for Barrick Gold incurring US$12,000,000 in exploration expenditures over a five year period. The Option Agreement provides that upon Barrick Gold exercising its option, a 60%/40% joint venture between the parties will be established in order to further explore the Gold Ridge Property. In addition, the joint venture agreement also provides Barrick Gold with the right to increase its interest by an additional 15% for an aggregate undivided 75% interest by preparing and delivering to the Company a scoping study.

The Gold Ridge claims are separate and adjacent to Coral’s core claims at Robertson which host an inferred gold resource of 2.7 million ounces, a portion of which was the subject of a preliminary economic assessment in 2012. The core claims are host to a near surface resource that shows typical characteristics of porphyry/hornfels mineralized system which has historically been an indication of a deeper feeder system hosted in the lower plate below. To view a map of Coral’s claims and the Cortez trend click here.

Qualified Person

Coral's projects are under the supervision of Chris Sampson, P.Eng, Coral VP and a Director, who is a qualified person within the context of National Instrument 43-101. Mr. Sampson has reviewed and approved the technical data herein.

About Coral

Coral Gold Resources has a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada including the flag ship Robertson Property. Over the past 25 years, Coral Gold and its various joint venture partners have spent more than $25 million exploring the Robertson property and surrounding claim blocks. In that time an extensive database comprised of 533,453 feet of drilling through 1,160 drill holes and 101,757 gold assays has outlined an inferred gold resource of 2.7 million ounces. In 2013, Coral entered into an exploration and option to joint venture agreement with Barrick Gold Corporation to explore an area of Coral’s property known as the Gold Ridge claims. Barrick is targeting Carlin-type mineralization in the lower plate similar to what they are currently mining at the Pipeline and Cortez Hills mines and what was recently discovered at Goldrush.

Note: Due to the uncertainty that may be attached to an inferred mineral resource, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured resource as a result of continued exploration.

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. Except as required by law, the Company does not assume the obligation to update any forward-looking statement.